Exhibit 99.2
LDK Solar Signs an Eight-Year Wafer Supply Agreement with Hyundai Heavy Industries Co., Ltd.
Xinyu City, China and Sunnyvale, CA, February 22, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed an eight-year “Take or Pay” contract to supply multicrystalline solar wafers to Republic of Korea-based Hyundai Heavy Industries Co., Ltd (HHI).
Under the terms of the agreement, LDK Solar will deliver 450 MW of multicrystalline solar wafers to Hyundai Heavy Industries Co., Ltd. over an eight-year period commencing in late 2008 through 2015. Hyundai Heavy Industries Co., Ltd. will make an advanced payment representing a portion of the contract value to LDK Solar.
“This latest long-term wafer supply agreement with Hyundai Heavy Industries Co., Ltd. further exemplifies the strong demand levels for our high quality wafers,” stated Xiaofeng Peng, Chairman and CEO. “We are pleased to continue expanding our strategic list of customers with Hyundai Heavy Industries Co., Ltd’s business.”
“Having visited LDK Solar’s polysilicon plant in Xinyu City, China several times, we are confident that both their wafers and new manufacturing facilities will meet the highest industry standards,” commented Kwon-Tae Kim, HHI’s Executive Vice President. “We look forward to beginning a long-term relationship with LDK Solar.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Hyundai Heavy Industries Co., Ltd.
Hyundai Heavy Industries (HHI) is an integrated heavy industries company with six divisions such as shipbuilding and electro electric systems, and combines all of HHI’s interests in renewable energies like solar, wind, electric vehicles for low carbon transport, combined gas-fired power generation, and distributed energy for emerging markets. HHI’s solar business office and factory are located in Eumseong, Korea, and headquarters and the most of facilities in Ulsan city, Korea.
Safe Harbor Statement for LDK
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967

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Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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